January 16, 2009
Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408
Dear Mr. Nolan:
We acknowledge receipt of your letter dated December 29, 2008. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the year ended December 31, 2007 and Form 10-Qs for quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.
File No. 0-13818
Form 10-K for the Period Ended December 31, 2007
Exhibit 13.1. The Corporation’s Annual Report to Shareholders for the year ended December 31, 2007
Financial Statements for the three-year period ended December 31, 2007
Note 23. Retained interests on transfers of financial assets, page 115
1. We note your response to prior comment 1 to our letter dated July 14, 2008. Please tell us why you recognized a $90 million loss upon the recharacterization of sixteen on-balance sheet securitizations as sales under SFAS 140 in December 2007. As part of your response, please address the following:
* Discuss why the liabilities, representing secured borrowings reduced upon the recording of sale accounting and the recording of the related servicing assets and residual interests, were in excess of the related mortgage loans de-recognized. Consider in your response the fact that you were recording allowances for loan losses against these mortgage loans held in your portfolio (of which your disclosure indicates a significant amount were non-performing), as well as lower of cost or market adjustments when you reclassified these loans to held-for-sale immediately before you achieved sale accounting.
Management comments
At the recharacterization date, the secured borrowings carrying amount was in excess of the mortgage loans de-recognized due to the fact that the accounting basis for the secured borrowings was amortized cost and the mortgage loans de-recognized had to be reclassified to held-for-sale at the lower of cost or market to comply with accounting rules. The lower of cost or market adjustments recorded prior to the recharacterization reflect the deteriorated sub-prime market conditions since the origination of the securitizations which adversely affected the fair value of the mortgage loans de-recognized.
The $90.1 million of losses upon the recharacterization include the impact of the lower of cost or market valuation adjustments in the amount of $506 million after considering the allowance for loan losses at the time the loans were reclassified to held-for-sale. The calculation of the losses also considers a gain upon completion of the recharacterization in the amount of $416 million. The Corporation presented these lower of cost or market valuation adjustments and the gain on the recharacterization within the same consolidated statement of operations line item (Loss) gain on sale of loans and valuation adjustments on loans held-for-sale. Refer to the journal entries.
* Discuss whether you would have recognized a loss upon sale had you achieved sale accounting at the time of the original on-balance sheet securitization (dates range from 2001 to 2006). If not, please clarify why the loss is resulting now at the time of sale, particularly in light of the first bullet.
Management comments
Had the recharacterized securitizations been initially accounted for as sales, the Corporation would have retained the residual interests and servicing rights. The recognition of such assets would have impacted the gain or loss recognized on these transactions based on the SFAS 140 framework (relative fair value allocation). Ten out of the sixteen transactions recharacterized would have resulted in gains at the time they were originally closed based on market conditions at that time which have a direct impact on the valuation assumptions used for determining the SFAS 140 fair value allocation.
As described in the previous response in the first bullet above, upon the recharacterization of the sixteen on-balance sheet securitizations, the Corporation recorded $90.1 million of losses which include a gain upon completion of recharacterization in the amount of $416 million and the lower of cost or market adjustments of $506 million.
* Discuss the nature of any adjustments made to the balance of secured borrowings related to these sixteen transactions over the course of the life of the secured borrowings, through the date of de-recognition.

Management comments
Under generally accepted accounting principles (“GAAP”), the “secured borrowings” (certificates) related to the on-balance sheet securitizations were measured in accordance with SFAS 140, and thus were recognized as a liability measured at “amortized cost”. The balance of these “secured borrowings” was reduced monthly only by the amounts remitted by the servicer to the trustee for distribution to the certificateholders. These amounts consisted principally of collections on the securitized mortgage loans, proceeds from the sale of REO properties and servicing advances.
* Provide the journal entries recorded to reflect the sale accounting for these transactions and discuss the differences, if any, between the sixteen different transactions. In particular, please note whether only certain of the sixteen transactions resulted in a loss upon sale accounting, or whether each of the transactions did.
Management comments
Below are summarized journal entries of the transactions. All sixteen different transactions were treated similarly for recharacterization accounting and all transactions resulted in a gain upon completion of recharacterization excluding the effect of lower of cost or market adjustments. For the on-balance sheet securitizations that were transacted from 2005 and thereafter, we had recorded servicing rights at the time the securitizations were completed, thus no new servicing rights were recorded for those transactions at the time of the recharacterization (Refer to our response to comment #2 below).
Summary Entry #1 — to reclassify loans held-to-maturity
to loans held-for-sale at recharacterization

		Debit	Credit
B/S	Loans held-for-sale (HFS) at lower of cost or market	$2,640,652,300

B/S	Allowance for loan losses	74,116,388

B/S	Loan discount (loan discount from the original recording of MSR in on-balance sheet securitizations)	22,696,206

P&L	Loss related to lower of cost or market adjustment at reclassification to HFS	506,234,593

B/S	Loans held-to-maturity (UPB)		$3,161,422,683

B/S	Loan deferred fees costs / premiums from originations / purchases		82,276,804

Summary Entry #2 — To account for sale of assets and
derecognition of secured borrowings

		Debit	Credit
B/S	Bond certificates (secured borrowings)	$3,083,258,991

B/S	Accrued interest payable	4,518,863

B/S	Residual interests (to reflect recognition of assets as a result of recharacterization)	38,307,851

B/S	Mortgage servicing rights (to reflect recognition of assets as a result of recharacterization)	18,008,080

B/S	Derivative – swap	3,209,797

B/S	Securitization advances	6,956,267

B/S	Loans held-for-sale, net of valuation allowance		$2,640,652,300

B/S	Accrued interest receivable		13,816,322

B/S	Other real estate		68,326,269

B/S	Interest rate caps		602,319

B/S	Deferred costs on securitized debt		14,771,119

P&L	Gain upon completion of recharacterization		416,091,520
Recap of loss resulting from recharacterization
(reclassification to loans held-for-sale and sale recognition occurred simultaneously at the recharacterization date):

Total
Loss related to lower of cost or market adjustment at reclassification to HFS	$506,234,593
Less: Gain upon completion of recharacterization	416,091,520

Net loss	$90,143,073

2. Additionally, we note your disclosure on page 116 of the 2007 Form 10-K that you previously recorded MSRs in several of the securitization transactions that did not qualify for sale accounting and thus were accounted for as secured borrowings. Your disclosure indicates that the outstanding fair values of these MSRs were approximately $17.5 million as of December 31, 2007. Please tell us how you considered the guidance in paragraph 62A of SFAS 140 that indicates that: “A servicer that transfers or securitizes financial assets in a transaction that does not meet the requirements for sale accounting and is accounted for as a secured borrowing... shall not recognize a servicing asset or a servicing liability”.
Management comments
The provisions of SFAS 156 “Accounting for Servicing of Financial Assets, an

Amendment of FASB Statement No. 140” was effective to the Corporation commencing in January 2007. SFAS 156 amended SFAS 140 to include paragraph 62A and also amend paragraph 13.
The $17.5 million represents MSRs at fair value derived from secured borrowings recorded prior to the effective date of SFAS 156, including the amendments to SFAS 140 paragraphs 13 and 62.
SFAS 140, paragraph 13 (as originally issued) specified that each time an entity undertakes an obligation to service financial assets, it shall recognize either a servicing asset or a servicing liability for that servicing contract, unless it transfers the assets to a qualifying SPE in a guaranteed mortgage securitization, retains all of the resulting securities, and classifies them as debt securities held-to-maturity in accordance with SFAS 115. Paragraph 62 of SFAS 140 as originally issued reiterated that one exception.
At the March 20, 2003 EITF meeting (consensuses reached were ratified at its April 2, 2003 meeting), as part of a discussion about EITF 02-9, the Task Force reached a conclusion that, even though a transferor has regained control over the underlying assets when a SFAS 140 paragraph 55 event occurs, the related servicing asset should continue to be separately recognized, amortized, and evaluated for impairment under FAS 140. That is, even though the transferor has regained control over the previously sold assets, the cash flows from those assets will contractually be paid to the SPE, which will then distribute the proceeds to satisfy its contractual obligations (including obligations to the beneficial interest holders). Because the transferor, as servicer, is still contractually required to collect the assets’ cash flows for the benefit of the SPE and otherwise service the assets, it should continue to recognize the servicing asset and assess the asset for impairment as required by SFAS 140. This was interpreted by management as the FASB staff articulating its views that companies are required to record separate servicing assets in accordance with SFAS 140, even in instances when a securitization takes place but the transaction does not meet all the conditions for sale accounting under SFAS 140, paragraph 9 (for instance in a secured borrowing).
We interpreted the accounting guidance discussed above and concluded that servicing assets had to be separated from transferred assets in our on-balance sheet securitization transactions because they resulted in servicing contracts with entities whose beneficial interests were held primarily by parties other than the transferor . In these transactions, the Corporation transferred mortgage loans to securitization trusts that issued certificates to parties other than the Corporation, and the Corporation entered into contractual agreements (Pooling and Servicing Agreements) to service the transferred loans on behalf of the trusts for a specified fee (the Corporation “undertook a legal obligation to service”). Accordingly, the MSRs relating to these transactions became distinct assets of the Corporation at the time the transactions closed. The Corporation’s external auditors agreed with this interpretation.

Popular, Inc. hereby acknowledges that:
* We are responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana Gonzalez, Senior Vice President and Corporate Comptroller, at 787-763-3258.
Sincerely,

/s/ Jorge A. Junquera
Jorge A. Junquera
Senior Executive Vice President and Chief Financial Officer